

04027533

PE
12-31-03

ARS



Seeing
New
Solutions



INSPIRE
PHARMACEUTICALS, INC.

Novel, Needed, Inspired



2003
annual
report

Accomplishments and Significant Events in 2003

Finance and Business:

- Completed a successful stock offering, which netted $72.6 million on the sale of 5,750,000 shares of our common stock
- Signed a new collaboration with Allergan for the co-promotion of Elestat™
- Recruited Thomas R. Staab II, Chief Financial Officer

Science and Technology:

- Presented nine scientific abstracts in the field of ophthalmology at three important ophthalmology meetings; presented six other abstracts at key scientific meetings throughout the year
- Seven new patents issued in 2003, five exclusively owned and two exclusively licensed, bringing our total number of patents to 39 exclusively owned or licensed
- Received *The Scientist* 2003 first place award for *Best Places to Work for Scientists in Industry* in the small company category

Clinical Programs:

- Submitted a New Drug Application on June 27th for diquafosol tetrasodium for the treatment of dry eye; priority review status was granted by the Food and Drug Administration (FDA) on July 31st
- Completed a Phase IIIb study of diquafosol in a Controlled Adverse Environment (CAE chamber) model; statistical significance was achieved with respect to endpoints in the environmental portion of the study; statistical significance was not achieved in the CAE chamber portion of the study
- Received an approvable letter for diquafosol from the FDA on December 19th; a meeting was held with the FDA on January 29, 2004 to discuss the single deficiency. An additional confirmatory clinical trial will be required in order to substantiate efficacy claims
- Initiated a Phase II study of INS37217 Respiratory in cystic fibrosis in collaboration with Cystic Fibrosis Foundation Therapeutics, which provided significant funding
- Completed a Phase III study of INS37217 Intranasal in allergic rhinitis; study did not meet the primary endpoint of significantly reducing the total nasal symptom score over 28 days vs. placebo

Marketing and Sales:

- By January 2004, completed staffing and training of a 64-person specialty sales force to promote Elestat™ and Restasis® in the United States
- Recruited key executives Joseph Schachle, Senior Vice President of Marketing and Sales, and Gerald St. Peter, Vice President of Sales




Restasis







To Our Shareholders:

The past year at Inspire was extraordinary in many ways. In the first half of the year we completed and filed our first New Drug Application, or NDA, and strengthened our financial position with a successful follow-on stock offering. In the second half of the year we established an exciting new collaboration with our partner Allergan, and by January 2004 we completed the hiring and training of a highly experienced, specialty sales team. These bright, energetic men and women have now begun promoting two important new products developed by Allergan, and the first two products to carry the Inspire name: Elestat™ and Restasis®.

At the end of 2003 we received an approvable letter from the FDA for diquafosol tetrasodium, and it is now clear that an additional confirmatory clinical trial will be needed to substantiate efficacy claims and gain approval for this innovative potential treatment for dry eye. The road to approval of a new drug is never without bumps and bends. At Inspire, we have our sights clearly focused on the finish line, and we believe we have the skill, experience and determination to achieve a successful outcome. Our unwavering commitment to this program is grounded in the belief that this potential new treatment for dry eye is effective and needed. We understand what is now required by the FDA to gain approval of the product. We will continue to drive toward a successful outcome in this program through excellent and efficient execution of additional clinical testing and the continued development of strong and trusting relationships with our partners, physicians and the FDA.


Seeing


ALLERGAN
INSPIRE
Elestat
(epinastine HCl
ophthalmic solution) 0.05%
5 mL


Restasis

Vision and Momentum: Powerful Forces at Inspire

Bringing to patients medicines that matter is the driving force at Inspire. We work to achieve this by aggressively pursuing promising scientific discoveries and novel products, both internally and through innovative partnerships. This strategy for growth and success is gaining momentum and providing us with a wealth of new opportunities. While best known for our expertise in the targeting of $P2Y_2$ receptors for mucosal surface disorders, our discovery team is pursuing other validated receptor targets and applying their expertise to emerging needs in other therapy areas. Our development group is continuing to drive aggressively the development of our top product candidates, particularly our potential products for dry eye, cystic fibrosis and retinal disease. Our commercial team is building strong awareness for important new products for the treatment of dry eye and allergic conjunctivitis. Our business development and licensing team is continuously looking to enhance our internal capabilities with complementary products, technologies and creative partnerships.

Ophthalmology and Allergy: Compelling Opportunities

As we pursue new pipeline and product opportunities, the fields of ophthalmology and allergy continue to be major areas of focus. In December 2003 we were pleased to announce an agreement with our partner Allergan for the co-promotion of Elestat in the United States. Elestat was approved by the FDA in October 2003 for the treatment of


New Solutions

Driven to Improve and Succeed

Inspire is dedicated to making a positive difference in the lives of many people: the doctors and their patients, the members of our Inspire team and the communities in which we live and work.

allergic conjunctivitis. It is one of a few new multi-action compounds for allergic conjunctivitis that compete in a rapidly growing marketplace. Elestat, which combines strong pharmacology with compelling patient comfort, acts rapidly to prevent the itching associated with allergic conjunctivitis by inhibiting histamine binding at both the H_1 and H_2 receptors, stabilizing mast cells, stopping the progression of pro-inflammatory mediators and halting further inflammation. Allergic conjunctivitis affects approximately 20% of the U.S. population, and U.S. sales of existing products exceeds $425 million annually. This partnership is clearly a positive strategic step for both Inspire and Allergan, allowing Allergan to focus its selling efforts on its core products and enabling us to leverage the capacity of our new sales force. Elestat was launched by our sales team in February 2004 and we will receive royalties on the product from launch.

In addition to launching Elestat, our sales team has begun the co-promotion of Allergan's Restasis, currently the only prescription treatment for dry eye. Restasis was approved by the FDA in December 2002 and is indicated to increase tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation associated with dry eye. Diquafosol, Inspire's potential dry eye treatment, is complementary to Restasis and would, if approved, be promoted by both the Allergan and Inspire sales teams along with Restasis. Approximately 30 million people in the major global markets suffer from the painful and irritating symptoms of dry eye. Restasis was launched

Dedicated to Good Science

Inspire exemplifies excellence through the practice of good science and by fostering a corporate culture where people are able to think creatively, respond to opportunities and take on individual responsibility for generating success.


Dedication

in April 2003 and its introduction has made a remarkable difference to many long-time dry eye sufferers. Inspire will begin receiving royalties from Allergan on net sales of Restasis beginning in April 2004.

Our collaborations with Allergan for Elestat and Restasis are examples of the creative partnerships that form a key element of our business strategy. Given the timeline for the potential approval of diquafosol, we will continue to seek out novel products and partnerships that allow us to more fully utilize our sales force. We continue to believe that diquafosol will be an important driver of future revenue, and we are resolved to continue building and strengthening our business in the interim by driving forward multiple new opportunities.

Future Strength: Relentless Pursuit of the Most Promising Opportunities

Our internal discovery efforts coupled with creative collaborations have yielded a wealth of pipeline opportunities over the years. In the past year, we have focused heavily on the best of these opportunities, while discontinuing those that do not meet our success criteria. In 2003, we curtailed enrollment in a Phase III study of INS316 (uridine 5'-triphosphate) for lung cancer diagnosis following a thorough review of the clinical and regulatory requirements for potential approval. In addition, we halted development of INS37217 Intranasal (denufosol tetrasodium) for the treatment of allergic rhinitis following disappointing results in an early Phase III trial; however, we may pursue the development of INS37217 Intranasal for another



upper respiratory indication in the future. We currently have many promising opportunities in our pipeline and we will continue to judiciously allocate our resources to drive forward the programs that offer the greatest opportunities for near-term success.

Cystic Fibrosis

Cystic fibrosis is a devastating genetic disease, affecting approximately 30,000 children and adults in the United States alone. Patients with cystic fibrosis have a defective ion channel that causes poor hydration and thickened mucus in the lungs, often leading to life-threatening lung infections. The median survival age for cystic fibrosis patients is 33 years. Inspire has been actively involved in development of a cystic fibrosis treatment since the Company's inception, and we currently have a potential cystic fibrosis product in Phase II clinical testing. This product, INS37217 Respiratory (denufosol tetrasodium), is designed to bypass the defective ion channel in the lung by activating an alternative channel to promote the proper balance of salt and water in the airways and restore a more normal lung clearance function. The ongoing Phase II study is now fully enrolled and results will be reported in the second quarter of 2004. This program has been granted both orphan drug status and fast track status by the FDA. The ongoing Phase II study is funded primarily by Cystic Fibrosis Foundation Therapeutics.

Retinal Disease

The retina is a thin layer of sensory tissue that captures and processes visual information. There



are a number of diseases of the retina that occur due to the accumulation of excess fluid within the retinal tissue or between the retina and its underlying structures. These sight-threatening diseases include retinal detachment and diabetic and non-diabetic macular edema, conditions that affect more than five million people in the United States alone. INS37217 Ophthalmic (denufosol tetrasodium) is being developed initially as an intravitreal injection for the potential treatment of rhegmatogenous retinal detachment. This most common form of retinal detachment is sight-threatening, and occurs when breaks or tears in the retina result in a build-up of fluid beneath the retina.

In treating rhegmatogenous retinal detachment, surgical techniques are currently employed to remove the fluid and re-attach the retina. Post-surgical problems and pain are common. It is believed that administration of INS37217 Ophthalmic may stimulate reabsorption of this pathological fluid, reversing the progression of the retinal detachment, and possibly stimulating retinal re-attachment without the need for surgery. A Phase II study in patients with rhegmatogenous retinal detachment is currently underway. Results from this study are expected in the first half of 2005.

Cardiovascular Disease

Blood platelets are components of the blood that play an important role in hemostasis and thrombosis, the normal processes in the body that permit the formation of blood clots and help to arrest bleeding. The aggregation of platelets, when triggered by events such as physical damage or by the rupture of atherosclerotic plaques in the blood vessels, can lead to acute cardiovascular events including myocardial infarction, stroke and death. In these cases, the inhibition of platelet aggregation is critical to reduce or prevent the relative risk of these events. Our discovery scientists have developed a new, proprietary class of potent and selective compounds for potential use in the treatment of acute cardiovascular indications. These molecules, which are selective $P2Y_{12}$ receptor antagonists being developed initially for intravenous administration, have a rapid onset and offset of action—a key differentiating factor from other approved platelet aggregation inhibitors. This important property may prove to be advantageous in the treatment of selected acute episodes of vascular thrombosis. We intend to file an Investigational New Drug (IND) application with the FDA in 2004 for our lead candidate, INS50589, and to initiate a Phase I clinical trial by the end of this year.

The Inspire Team: Smart, Spirited, Committed

The Inspire team grew in size over the past year with the addition of a 64-person sales team, six regional directors and senior leaders in marketing and sales. More importantly, our team grew in quality and ability. Our new sales representatives were chosen from over 800 applicants and were selected based on demonstration of their knowledge, skills, spirit and integrity—hallmarks of the Inspire culture. The level of energy and determination they brought to the launch of Elestat was palpable throughout the organization and has enabled us to take a critical step forward toward becoming a commercial biopharmaceutical company.

Our most notable achievement of 2003 was the submission of our first NDA, which was granted priority review by the FDA. The dry eye project team and NDA team demonstrated an extraordinary level of determination and dedication, working tirelessly to ensure that the 60,000-page electronic NDA was completed, carefully reviewed for quality control and delivered to the FDA ahead of the



Product/Program	*2004 Milestone*
Elestat™	Successful launch
Restasis®	Successful co-promotion
Dry Eye (diquafosol)	Initiate and enroll majority of patients in Phase III study
Retinal Disease	Initiate and enroll at least half of patients in Phase II study



Product/Program	*2004 Milestone*
Cystic Fibrosis	Complete and report results of Phase II study
Cardiovascular Disease	File IND and initiate Phase I study

Respiratory & Cardiovascular

target submission date. Employees throughout the Company participated in the project, volunteering evenings and weekends to handle tasks such as verifying electronic linkages in the document. This level of cross-company teamwork and commitment is common at Inspire but the past year's challenges were more demanding than ever, and our employees rose to every challenge.

Our Greatest Opportunities Lie Ahead

The year 2003 was one of the most vital periods in Inspire's history. The submission of our first NDA and the creation of our sales force have laid the groundwork for future growth. The organizational momentum and spark that propelled us through 2003 are continuing to ignite our passions in 2004. Our key challenge in the coming year will be to execute a well-designed, pivotal dry eye study, and we have our sights set clearly on the goal of FDA approval for this important potential product. But there is more to Inspire than dry eye in 2004.

We believe that our first product revenues from royalties, our promising pipeline and our solid partnerships will contribute to the building of a rewarding future. We are proud of our considerable accomplishments in 2003, and are well prepared for the challenges of 2004. We would like to thank our shareholders for helping to fuel our progress over the past year, and thank our Board for their high level of engagement and incisive views. And as always, we will keep our shareholders well informed of our progress as the year unfolds.

Christy L. Shaffer, Ph.D.
Chief Executive Officer

Gregory J. Mossinghoff
President

2003 Financial Report



Selected Financial Data

(in thousands, except per share amounts)

The selected statement of operations data and balance sheet data with respect to the years ended December 31, 2003, 2002, 2001, 2000 and 1999 set forth below are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, independent auditors. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and the notes thereto. Historical results are not necessarily indicative of our future results.

Year Ended December 31,	**2003**	2002	2001	2000	1999
Statement of Operations Data:					
Revenue	**$ 5,200**	$ 4,883	$ 7,285	$ 5,368	$ 1,104
Operating expenses:					
Research and development	**27,631**	25,229	28,193	16,354	7,694
Selling and marketing	**2,838**	60	124	—	—
General and administrative	**7,002**	5,091	5,758	3,730	2,411
Total operating expenses	**37,471**	30,380	34,075	20,084	10,105
Loss from operations	**(32,271)**	(25,497)	(26,790)	(14,716)	(9,001)
Other income, net	**876**	804	3,655	1,126	127
Loss before provision for income taxes	**(31,395)**	(24,693)	(23,135)	(13,590)	(8,874)
Provision for income taxes	**—**	—	—	400	60
Net loss	**(31,395)**	(24,693)	(23,135)	(13,990)	(8,934)
Preferred stock dividends	**—**	—	—	(594)	(62)
Net loss available to common stockholders	**$ (31,395)**	$(24,693)	$ (23,135)	$(14,584)	$ (8,996)
Net loss per common share—basic and diluted	**$ (1.03)**	$ (0.96)	$ (0.90)	$ (1.23)	$ (3.75)
Common shares used in computing weighted average common shares outstanding—basic and diluted	**30,526**	25,821	25,702	11,871	2,401

December 31,	**2003**	2002	2001	2000	1999
Balance Sheet Data:					
Cash and cash equivalents	**$ 34,324**	$ 27,128	$ 29,959	$ 35,109	$ 22,728
Investments	**40,842**	4,501	27,895	44,026	—
Total assets	**79,678**	33,564	60,087	82,993	25,620
Capital lease obligations, including current portion	**1,084**	505	901	812	543
Deferred revenue	**—**	2,200	4,083	6,368	7,736
Convertible preferred stock	**—**	—	—	—	45,895
Common stock	**32**	26	26	26	2
Accumulated deficit during development stage	**(127,094)**	(95,699)	(71,006)	(47,871)	(33,287)
Total stockholders' equity	**71,052**	28,998	52,595	74,505	16,034

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement

The discussion below contains forward-looking statements regarding our financial condition and the results of operations that are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted within the United States. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We operate in a highly competitive environment that involves a number of risks, some of which are beyond our control. We are subject to risks common to biopharmaceutical companies, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, reliance on collaborative partners, enforcement of patent and proprietary rights, the need for future capital, potential competition associated with our product candidates, use of hazardous materials and retention of key employees. In order for one of our product candidates to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidate to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will generate significant revenues or achieve and sustain profitability in the future. Statements contained in Management's Discussion and Analysis of Financial Conditions and Results of Operations which are not historical facts are, or may constitute, forward-looking statements. Forward-looking statements involve known and unknown risks that could cause our actual results to differ materially from expected results. These risks are discussed in the section entitled "Risk Factors," in our Form 10-K filed with the Securities and Exchange Commission on March 12, 2004. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Our operating expenses are difficult to predict and will depend on several factors. Development expenses, including expenses for drug synthesis and manufacturing, preclinical testing and clinical research activities, will depend on the ongoing requirements of our drug development programs, availability of capital and direction from regulatory agencies, which are difficult to predict. Management may in some cases be able to control the timing of development expenses in part by accelerating or decelerating preclinical testing, other discovery and basic research activities and clinical trial activities, but many of these expenditures will occur irrespective of whether our product candidates are approved when anticipated or at all. We have begun to incur significant selling and marketing expenses to successfully commercialize our products. Once again, management may in some cases be able to control the timing of these expenses, but many of these expenditures will occur irrespective of the commercial success of our products, at least initially. As a result of these factors, we believe that period to period comparisons are not necessarily meaningful and you should not rely on them as an indication of future performance. Due to all of the foregoing factors, it is possible that our consolidated operating results will be below the expectations of market analysts and investors. In such event, the prevailing market price of our common stock could be materially adversely affected.

Overview

We are a biopharmaceutical company dedicated to discovering, developing and commercializing prescription products in disease areas with significant commercial markets and unmet medical needs. Our primary focus is in the ophthalmic and respiratory therapeutic areas where we have significant expertise. Our ophthalmic products and product candidates are concentrated in the allergic conjunctivitis, dry eye disease and retinal detachment indications. We are working on respiratory product candidates for the treatment of cystic fibrosis and upper respiratory disorders.

We have acquired the rights to market Elestat™ and Restasis® in the United States under co-promotion agreements with Allergan and we receive royalty payments based upon net sales of these products. We have five product candidates in various stages of clinical development and one product candidate identified in preclinical development for which we expect to file an IND. Our product candidates in clinical trials are based on proprietary technology relating to specific receptors known as P2 receptors. Our lead product candidates are $P2Y_2$ receptor agonists that target ophthalmology, allergy and respiratory conditions and diseases where current treatments are not adequate. We have begun to apply our expertise to other applications of P2 receptor subtypes as well as advancing several non-P2Y programs.

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing and licensing of the initial technology from the University of North Carolina at Chapel Hill. Since that time, we have been engaged in the discovery and development of novel pharmaceutical products, and more recently, in the co-promotion of products. We are located in Durham, North Carolina, adjacent to the Research Triangle Park.

To date, we have not derived any revenue from product sales; although, we expect to have royalty revenue from product sales in our first quarter 2004 financial results. As of December 31, 2003, our revenues have consisted of payments under various corporate partnerships. We have recently built a commercial organization, including a small, specialty sales force, and began marketing Elestat™ for allergic conjunctivitis and Restasis® for dry eye disease in the first quarter of 2004. We will be receiving a royalty on net sales of both of these products under the terms of our collaboration agreements in which we co-promote these products in the United States with Allergan. We have historically devoted substantially all of our efforts to discovery and clinical development of our product candidates as well as establishing strategic partnerships for the development and commercialization of our products when approved.

On June 27, 2003, we submitted an NDA to the FDA and we were notified that our NDA was granted a "priority review" on July 31, 2003. On December 19, 2003, we received an approvable letter from the FDA. In January 2004, we met with the FDA to discuss the additional clinical study which they requested. Based upon this discussion, we now have a clear understanding of the FDA's additional requirement for the regulatory approval of diquafosol and are working closely with them to develop a protocol for a new Phase III clinical study. We intend to initiate and begin enrollment in a confirmatory Phase III trial in early 2004. In addition, we are assisting Allergan in a European regulatory submission that will seek approval of the right to commercialize diquafosol for dry eye disease in the European Union. Submission of this application is expected in the second half of 2004.

We have incurred significant operating losses since our inception and, as of December 31, 2003, we had an accumulated deficit of $127.1 million. We expect to incur losses for the next several years. We have financed our operations through proceeds received from the sale of equity securities including private sales of preferred stock, the sale of common stock in our initial public offering, an additional public offering of common stock in March 2003, as well as revenues received under corporate collaborations. We operate in a single business segment and do not have any foreign operations.

In December 2003, we entered into an agreement with Allergan to co-promote Elestat™ in the United States. Allergan records all product sales and retains all product costs and licensing rights, with the exception of primary selling, promotional and marketing activities in the United States which will be our responsibility. Under the terms of the agreement, we paid Allergan an up-front payment and Allergan will pay a royalty to us on United States Elestat™ net sales.

In June 2001, we entered into a joint license, development and marketing agreement with Allergan to develop and commercialize diquafosol which included the right to co-promote Restasis® in the United States, and amended this agreement in December 2003. Under the terms of this agreement, we have received up-front and milestone payments of $11 million and may receive up to an additional $28 million in milestone payments assuming the successful completion of all remaining diquafosol milestones. In addition, we had the ability to co-promote Restasis® and diquafosol and exercised this right in the third quarter of 2003. Restasis® received FDA approval and we began co-promotion activities in January 2004. Allergan records all product sales and retains all product costs and licensing rights with the exception of costs for our domestic sales force which is our responsibility. We are to receive royalty revenue based upon Restasis® net sales and diquafosol royalty revenue for worldwide, except Asia, net sales if and when the product candidate is approved by regulatory agencies. We will begin to receive royalty revenue on Restasis® net sales in April 2004.

In October 2002, we entered into a study funding agreement with the Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, in which they agreed to fund the majority of the external costs of a Phase II trial for the treatment of cystic fibrosis in exchange for a milestone payment upon FDA approval, and the possibility of a sales milestone upon the commercialization and the achievement of a certain aggregate sales volume in the first five years following product approval. In the event of FDA approval, we are obligated to pay, over a period of five years, a development milestone to the CFFT equal to a multiple of the trial costs incurred by the CFFT, which could exceed $10 million. Additionally, in the event aggregate sales of the product exceed a certain level, we are obligated to pay the CFFT an additional $4 million sales milestone, payable over two years.

In December 1998, we entered into a Development, License and Supply Agreement with Santen Pharmaceutical Co., Ltd. for the development of diquafosol for the therapeutic treatment of ocular surface diseases. We are obligated to supply Santen with its requirements of diquafosol in bulk drug substance form for all preclinical studies, clinical trials and commercial requirements at agreed-upon prices. Under the agreement, we received an up-front equity investment of $1.5 million for shares of our stock and a milestone payment of $500,000. In addition, if all milestones are met, we could receive additional payments of up to $4.25 million, as well as royalties on net sales of licensed products. Santen is developing diquafosol in Japan and nine other Asian countries, and is currently in Phase II clinical trials.

Critical Accounting Policies and Estimates

Our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principals, require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, judgments and the policies underlying these estimates on a periodic basis as the situation changes, and regularly discuss financial events, policies, and issues with members of our audit committee and our independent auditors. We routinely evaluate our estimates and policies regarding revenue recognition, taxes and clinical trial, preclinical/toxicology and manufacturing liabilities.

Revenue Recognition

We recognize revenue under our collaborative research and development agreements when we have performed services under such agreements or when we or our collaborative partner has met a contractual milestone triggering a payment to us. Non-refundable fees received at the initiation of collaborative agreements for which we have an ongoing research and development commitment are deferred and recognized ratably over the period of ongoing research and clinical development commitment. We are also entitled to receive milestone payments under our collaborative research and development agreements based upon achievement of development milestones by us or our collaborative partners. We recognize milestone payments as revenues ratably over the remaining period of our research and development commitment. The recognition period begins at the date the milestone is achieved and acknowledged by the collaborative partner, which is generally at the date payment is received from the collaborative partner, and ends on the date that we have fulfilled our research and development commitment. This period is based on estimates by management and the progress towards milestones in our collaborative agreements. The estimate is subject to revision as our development efforts progress and we gain knowledge regarding required additional development. Revisions in the commitment period are made in the period that the facts related to the change first become known. This may cause our revenue to fluctuate from period to period.

Taxes

Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have recorded a valuation allowance of $55.6 million as of December 31, 2003, due to uncertainties related to our ability to utilize deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on estimates of taxable income in each of the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Liabilities

We generally enter into contractual agreements with third party vendors to provide clinical, preclinical/toxicology, manufacturing and other services in the ordinary course of business. Many of these contracts are subject to milestone-based invoicing and the contract could be conducted over an extended period of time. We record liabilities under these contractual commitments when we determine an obligation has been incurred, regardless of the timing of the invoice. Because of the nature of contracts and related delay in the contract's invoicing, the obligation to these vendors may be based upon management's estimate of the underlying obligation. In all cases, actual results may differ from our estimates.

Impact of Inflation

Although it is difficult to predict the impact of inflation on our costs and revenues in connection with our products, we do not anticipate that inflation will materially impact our cost of operation or the profitability of our products when marketed.

Results of Operations

Years Ended December 31, 2003, 2002 and 2001

Revenues

Our revenues for the year ended December 31, 2003 were $5.2 million, compared to $4.9 million in 2002 and $7.3 million in 2001. Revenues in each year were derived primarily from collaborative research and development agreements with strategic partners. Milestone payments from our collaborative partners are recognized over the period of ongoing research and development commitment under the applicable collaborative agreement. Fluctuations in revenue between the periods relate to the timing and magnitude of milestone payments and amortization of deferred revenue recognized under our collaborative agreements.

The increase in 2003 revenues, as compared to 2002, relates to the achievement of a milestone payment with our strategic partner Allergan. The decrease in 2002 revenues, as compared to 2001, relates primarily to the termination of our collaborative agreements with Genentech, Inc. and Kissei Pharmaceutical Co., Ltd., which resulted in no revenue related to these agreements being recorded in 2002. We expect to generate royalty revenue on Elestat™ in the first quarter of 2004 and Restasis® royalty revenue in the second quarter of 2004, but do not expect this revenue to exceed our 2004 operating expenses. Our future revenue will depend on whether we enter into additional collaboration agreements, achieve milestones under existing or future collaboration agreements, regulatory approvals, commercialization of our product candidates and net sales of Restasis® and Elestat™.

Costs and Expenses

Research and Development Expenses

Research and development expenses for the year ended December 31, 2003 were $27.6 million, compared to $25.2 million in 2002 and $28.2 million in 2001. Research and development expenses vary according to the number of programs in preclinical and clinical development and the stage of development of our clinical programs. Later stage clinical programs tend to cost more than earlier stage programs, due to the length of the trial and the number of patients enrolled in later stage clinical trials.

The increase in 2003 expenses, as compared to 2002, relates to increased spending on our clinical programs, particularly our INS37217 Intranasal program, in which we completed a Phase III study in perennial allergic rhinitis in 2003, and our INS37217 Ophthalmic program. Also in October 2002, we entered into a research and development agreement with the CFFT, whereby the majority of the expenses for a Phase II INS37217 Respiratory proof-of-concept clinical trial are funded by the CFFT, but we also record the corresponding expenses and liabilities as the CFFT incurs these costs. The majority of the costs associated with this trial have been incurred in 2003. If we receive FDA approval for INS37217 Respiratory for the treatment of cystic fibrosis, we will be obligated to pay a development milestone, and possibly a sales milestone, to the CFFT. If we do not receive FDA approval, we will have no financial obligation to the CFFT, including the Phase II clinical trial costs the CFFT is currently funding on our behalf. As of December 31, 2003, we have recorded approximately $1.3 million of contingent liabilities associated with this agreement.

The decrease in research and development expenses in 2002, as compared to 2001, was due to our efforts to focus our resources on our higher priority clinical programs in the ophthalmology and respiratory areas, whereby we reduced the number of high priority clinical programs from six to four and reduced "Other discovery and development costs" by decreasing the magnitude of preclinical and early stage clinical research and development programs between the two years.

Research and development expenses include all direct costs, including salaries for our research and development personnel, consulting fees, clinical trial costs, sponsored research and clinical trial insurance, license fees and other fees and costs related to the development of product candidates.

Our future research and development expenses will depend on the results and magnitude of our clinical, preclinical and discovery activities and requirements imposed by regulatory agencies. Accordingly, our development expenses may fluctuate significantly from period to period. In addition, if we in-license or out-license rights to product candidates, our development expenses may fluctuate significantly from prior periods.

Selling and Marketing Expenses

Selling and marketing costs for the year ended December 31, 2003 were $2.8 million, compared to $60,000 in 2002 and $124,000 in 2001. The increase in selling and marketing expenses in 2003, as compared to 2002, resulted from increases in personnel and other administrative costs from building our sales and marketing infrastructure for the co-promotion of Elestat™ and Restasis®.

In December 2003, we began hiring 64 territory managers and 6 regional sales directors to provide us with national sales coverage for our ophthalmic products. Our commercial organization will focus its promotional efforts on ophthalmologists, optometrists and allergists. The decrease in 2002 expenses, as compared to 2001, resulted from lower personnel costs in 2002. Future selling and marketing expenses will depend on the level of our future commercialization activities. We expect our sales and marketing expenses to increase in 2004 when the building of our commercial infrastructure is complete and we begin to co-promote Restasis® and Elestat™. We expect selling and marketing expenses will increase in periods that immediately precede and follow product launches. We also expect to experience seasonality in the sale of Elestat™, with a large increase in sales in the spring and a lesser increase during the summer and fall.

Our research and development expenses for the years ended December 31, 2003, 2002, 2001 and from the project's inception are shown below (in thousands):

Year ended December 31,	**2003**	**%**	2002	%	2001	%	Cumulative from Inception (October 28, 1993) to December 31, 2003	%
INS37217 Intranasal (denufosol tetrasodium)	**$ 6,723**	**24**	$ 4,471	18	$ 948	3	$ 12,159	10
diquafosol tetrasodium (INS365)	**5,896**	**21**	7,420	29	12,414	44	28,911	23
INS37217 Respiratory (denufosol tetrasodium)	**3,146**	**12**	2,962	12	930	3	8,753	7
INS316 Diagnostic (uridine 5'-triphosphate)	**2,873**	**10**	2,423	10	1,673	6	8,077	7
INS37217 Ophthalmic (denufosol tetrasodium)	**1,365**	**5**	401	1	764	3	3,489	3
Other discovery and development costs[1]	**7,628**	**28**	7,552	30	11,464	41	61,623	50
Total	**$27,631**	**100**	$25,229	100	$28,193	100	$123,012	100

(1) Other discovery and development costs represent all unallocated research and development costs or those costs allocated to preclinical projects. These costs include personnel costs of our discovery programs, internal and external general research costs and other internal and external costs of other drug discovery and development programs.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

General and Administrative Expenses

General and administrative costs for the year ended December 31, 2003 were $7.0 million, compared to $5.1 million in 2002 and $5.8 million in 2001. Our general and administrative expenses consist primarily of personnel and related costs for general corporate functions, including business development, finance, accounting, legal, human resources, quality assurance, facilities and information systems. The increase in 2003 general and administrative expenses is primarily due to our increased development activities, building a sales and marketing infrastructure, and overall corporate growth as we prepared for the co-promotion of Restasis® and Elestat™. The decrease in general and administrative expenses in 2002, as compared to 2001, resulted from our efforts to focus our resources on our higher priority clinical programs in the ophthalmic and respiratory areas. By focusing our clinical efforts, we were able to reduce the corporate and administrative efforts needed to support the company. The decreases occurred primarily in personnel costs and additional professional services, including legal and public relation expense. Future general and administrative expenses will depend on the level of our future development and commercialization activities.

Other Income (Expense)

Other income, net totaled $876,000 for the year ended December 31, 2003, compared to $804,000 for 2002 and $3.7 million for 2001. Other income fluctuates from year to year based upon fluctuations in the interest income earned on variable cash and investment balances and realized gains and losses on investments offset by interest expense on debt obligations. The increase in 2003 other income, as compared to 2002, represents larger interest income earned on higher average cash and investment balances offset by interest expense and increased losses on our investments, including a write-down on our strategic investment in Parion Sciences, Inc. The decrease in 2002 other income, as compared to 2001, resulted from lower interest income earned on smaller cash balances than in 2001. Future other income will depend on our future cash and investment balances, the return on these investments, as well as levels of debt and the associated interest rates.

Liquidity and Capital Resources

We have financed our operations through the sale of equity securities, including private sales of preferred stock, the sale of common stock in our initial public offering and an additional public offering in March 2003.

At December 31, 2003, we had net working capital of $66.2 million, an increase of approximately $38.6 million from $27.6 million at December 31, 2002. The increase in working capital is principally due to our successful offering of common stock in March 2003, offset by the use of funds for our normal operating expenses. In March 2003, we completed the sale of 5.75 million shares of common stock (including the full exercise of the underwriters' over-allotment option) in a public offering at $13.50 per share. The total net proceeds, after deducting offering costs, were $72.6 million. Our principal sources of liquidity at December 31, 2003 were $34.3 million in cash and cash equivalents, $40.1 million in investments which are considered "available-for-sale," $0.5 million of restricted deposits and $0.2 million of strategic corporate investments, reflecting a $43.5 million increase of cash, cash equivalents and investment balances over those at December 31, 2002.

Our working capital requirements may fluctuate in future periods depending on many factors, including: the efficiency of manufacturing processes developed on our behalf by third parties; the magnitude, scope and timing of our drug development programs; the cost, timing and outcome of regulatory reviews and changes in regulatory requirements; the costs of obtaining patent protection for our product candidates; the timing and terms of business development activities; the rate of technological advances relevant to our operations; the timing, method and cost of the commercialization of our product candidates; the level of required administrative and legal support; the availability of capital to support product candidate development programs we pursue; the commercial potential of our products and product candidates; and the potential expansion of facility space. We believe that our existing cash, cash equivalents and investments will be adequate to satisfy our anticipated working capital requirements through the second quarter of 2005. We are targeting 2004 operating expenses of $54-58 million. However, we expect that we will be required to raise additional capital to fund our future operations through equity or debt financings or from other sources. Additional funding may not be available on favorable terms from any of these sources or at all. Our ability to achieve our operating expense target range is subject to several risks including unanticipated cost overruns, the need to expand the magnitude of scope of existing development programs, the need to change the number or timing of clinical trials, unanticipated regulatory requirements, costs to successfully commercialize our products and product candidates, commercial success of our products and product candidates and other factors described under the caption "Risk Factors" in our Form 10-K filed with the Securities and Exchange Commission on March 12, 2004.

We expect to generate royalty revenue on Elestat™ in the first quarter of 2004 and Restasis® royalty revenue in the second quarter of 2004, but do not expect this revenue to exceed our 2004 operating expenses.

As part of our drug development strategy, we outsource significant amounts of our preclinical and clinical programs and the manufacture of drug substance used in those programs. Accordingly, we have entered into contractual commitments or purchase arrangements with various clinical research organizations, manufacturers of active pharmaceutical ingredients and drug product and others. The amount of our financial commitments under these arrangements totaled approximately $2.1 million at December 31, 2003. In addition, we have other contractual commitments outside of drug development under arrangements which totaled approximately $1.9 million at December 31, 2003. These amounts may vary dependent upon the results of underlying studies, the completion of studies and/or projects and certain other variable components that may yield a result that differs from management's estimate. Also, at December 31, 2003, we have future contractual commitments to pay $3.6 million of lease obligations for our administrative offices, laboratory facilities and equipment, and $277,000 of corporate debt obligations. Our existing license, collaboration and sponsored research agreements may require future cash payments. In the aggregate, these agreements may require payments of up to $12.4 million assuming the achievement of all development milestones, up to $4.0 million assuming the achievement of all sales milestones and up to $200,000 assuming the achievement of all research milestones. Amounts payable by us under these agreements are uncertain and are contingent on a number of factors, including the progress of our discovery and drug development programs, our ability to obtain regulatory approvals, and the commercial success of our approved products. Additionally, we are obligated to pay royalties on net sales, if any, of certain product candidates currently in our portfolio. Some of our license agreements require minimum annual license preservation fees under our existing license agreements ranging from $5,000 to $10,000. In addition, if we obtain licenses on additional product candidates in the future, or if our collaborative arrangements identify additional product candidates, our license obligations would increase.

Subject to the information and qualifications included in the above paragraph, as of December 31, 2003, our contractual obligations are as follows (in thousands):

	Payment due by period				
Contractual and Potential Obligations	Total	Less than 1 year	1–2 years	3–5 years	More than 5 years
Debt Obligations	$ 290	$ 290	$ —	$ —	$ —
Capital Lease Obligations	917	365	358	194	—
Operating Lease Obligations	2,726	810	1,462	454	—
Purchase Obligations	4,023	3,420	603	—	—
Minimum Annual Payments	90	15	30	30	15
Research Milestone Obligations	200	200	—	—	—
Development Milestone Obligations	12,360	—	—	—	12,360
Sales Milestone Obligations	4,000	—	—	—	4,000
Total	$24,606	$5,100	$2,453	$678	$16,375

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Impact of Recently Issued Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends Accounting Principles Board Opinion, or APB, No. 28 to require disclosure about those effects in interim financial information. The provisions of SFAS No. 148 are required to be applied to fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a significant impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, or FIN No. 46, "Consolidation of Variable Interest Entities," which requires the assets, liabilities and results of operations of variable interest entities, or VIE, be consolidated into the financial statements of the company that has controlling financial interest. FIN No. 46 also provides the framework for determining whether a VIE should be consolidated based on voting interest or significant financial support provided to the VIE. We adopted these provisions, as required, with respect to VIEs created after January 31, 2003. The effective date for applying the provisions of FIN No. 46 for interests held by public entities in VIEs or potential VIEs created before February 1, 2003 has been deferred and will be effective as of March 31, 2004 except for interests in special purpose entities. We do not have interests in special purpose entities.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establish accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 149 contains amendments relating to FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements," and SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," SFAS No. 91, "Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," SFAS No. 95, "Statement of Cash Flows," and SFAS No. 126, "Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities." The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of debt and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies the obligation of the issuer. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of a nonpublic entity. The adoption of SFAS No. 150 did not have a significant impact on our financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132-R "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132-R revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87 "Employers' Accounting for Pensions," SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This revision retains the disclosure requirements contained in the original SFAS No. 132 and provides additional disclosures about assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of SFAS No. 132-R are effective for financial statements with fiscal years ending after December 15, 2003. The adoption of SFAS No. 132-R did not have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Sensitivity

We are subject to interest rate risk on our investment portfolio. We maintain an investment portfolio consisting primarily of high quality money market instruments and government obligations. Our portfolio has a current average maturity of less than 12 months.

Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our investment portfolio, changes in the market value of investments due to changes in interest rates, the increase or decrease in realized gains and losses on investments and the amount of interest expense we must pay with respect to various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited to capital leases and other short-term debt obligations. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. Our investment portfolio includes only marketable securities and instruments with active secondary or resale markets to help insure portfolio liquidity and we have implemented guidelines limiting the duration of investments. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments. At December 31, 2003, our portfolio of available-for-sale investments consisted of approximately $37.1 million of investments maturing within one year and approximately $3.0 million of investments maturing after one year but within 21 months. In addition, we have $0.5 million of our long-term investments that are held in a restricted account that collateralizes a letter of credit with a financial institution. Additionally, we generally have the ability to hold our fixed income investments to maturity and therefore do not expect that our operating results, financial position or cash flows will be affected by a significant amount due to a sudden change in interest rates.

Strategic Investment Risk

In addition to our normal investment portfolio, we have a strategic investment in Parion Sciences, Inc. valued at $0.2 million. This investment represents unregistered preferred stock and is subject to higher investment risk than our normal investment portfolio due to the lack of an active resale market for the investment.

Report of Independent Auditors

To the Board of Directors and Stockholders of
Inspire Pharmaceuticals, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Inspire Pharmaceuticals, Inc. (a development stage company) at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 and the period from inception (October 28, 1993) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
March 3, 2004
Raleigh, North Carolina

Balance Sheets

(in thousands, except per share amounts)

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 34,324	$ 27,128
Investments	37,130	4,001
Interest and other receivables	198	111
Prepaid expenses	1,191	725
Other assets	207	—
Total current assets	73,050	31,965
Property and equipment, net	2,092	1,061
Investments	3,712	500
Other assets	824	38
Total assets	$ 79,678	$ 33,564
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,003	$ 924
Accrued expenses	2,214	937
Notes payable and capital leases	602	301
Deferred revenue	—	2,200
Total current liabilities	6,819	4,362
Capital leases—noncurrent	482	204
Other long-term liabilities	1,325	—
Total liabilities	8,626	4,566
Commitments and Contingencies (Notes 8, 9, 10 and 11)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 2,000 shares authorized; no shares issued and outstanding, respectively	—	—
Common stock, $0.001 par value, 60,000 shares authorized; 31,847 and 25,855 shares issued and outstanding, respectively	32	26
Additional paid-in capital	198,393	125,069
Other comprehensive (loss) income	(279)	1
Deferred compensation	—	(399)
Accumulated deficit during development stage	(127,094)	(95,699)
Total stockholders' equity	71,052	28,998
Total liabilities and stockholders' equity	$ 79,678	$ 33,564

The accompanying notes are an integral part of these financial statements.

Statements of Operations

(in thousands, except per share amounts)

Year Ended December 31,	**2003**	2002	2001	Cumulative from Inception (October 28, 1993) to December 31, 2003
Revenues:				
Collaborative research agreements	**$ 5,200**	$ 4,883	$ 7,285	$ 24,200
Operating expenses:				
Research and development	**27,631**	25,229	28,193	123,012
Selling and marketing	**2,838**	60	124	3,022
General and administrative	**7,002**	5,091	5,758	30,689
Total operating expenses	**37,471**	30,380	34,075	156,723
Loss from operations	**(32,271)**	(25,497)	(26,790)	(132,523)
Other income (expense):				
Interest income	**1,262**	878	3,787	9,156
Interest expense	**(46)**	(74)	(132)	(1,911)
Loss on investments	**(340)**	—	—	(340)
Other income	**876**	804	3,655	6,905
Loss before provision for income taxes	**(31,395)**	(24,693)	(23,135)	(125,618)
Provision for income taxes	**—**	—	—	820
Net loss	**(31,395)**	(24,693)	(23,135)	(126,438)
Preferred stock dividends	**—**	—	—	(656)
Net loss available to common stockholders	**$(31,395)**	$(24,693)	$ (23,135)	$(127,094)
Basic and diluted net loss per common share	**$ (1.03)**	$ (0.96)	$ (0.90)	
Common shares used in computing basic and diluted net loss per common share	**30,526**	25,821	25,702	

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

(in thousands)

Year Ended December 31,	2003	2002	2001	Cumulative from Inception (October 28, 1993) to December 31, 2003
Cash flows from operating activities:				
Net loss	**$(31,395)**	$(24,693)	$ (23,135)	$(126,438)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock issued for exclusive license	**—**	—	—	144
Stock issued for consulting services	**—**	—	—	72
Amortization of debt issuance	**—**	2	1,572	2,542
Depreciation of fixed assets	**680**	633	637	4,555
Amortization of deferred compensation	**399**	1,071	1,206	5,369
Loss on disposal of property and equipment, net	**80**	6	3	455
Loss on investments	**340**	—	—	340
Changes in operating assets and liabilities:				
Receivables	**(87)**	95	367	(198)
Prepaid expenses	**(466)**	(194)	(116)	(1,191)
Other assets	**(993)**	(15)	59	(1,031)
Accounts payable	**3,079**	(217)	711	4,003
Accrued expenses	**2,602**	(430)	509	3,535
Deferred revenue	**(2,200)**	(1,883)	(2,285)	—
Net cash used in operating activities	**(27,961)**	(25,625)	(20,472)	(107,843)
Cash flows from investing activities:				
Purchase of investments	**(74,933)**	(12,306)	(145,936)	(288,196)
Proceeds from sale of investments	**38,487**	35,700	162,017	247,172
Increase in restricted deposits	**(515)**	—	—	(515)
Proceeds from sale of property and equipment	**5**	—	—	132
Purchases of property and equipment	**(1,193)**	(229)	(496)	(3,873)
Net cash (used) provided by investing activities	**(38,149)**	23,165	15,585	(45,280)
Cash flows from financing activities:				
Issuance of common stock, net	**73,330**	25	69	143,771
Issuance of convertible preferred stock, net	**—**	—	—	45,061
Proceeds from notes payable	**619**	—	—	1,807
Payments on notes payable and capital lease obligations	**(643)**	(396)	(332)	(3,192)
Net cash provided (used) by financing activities	**73,306**	(371)	(263)	187,447
Increase (decrease) in cash and cash equivalents	**7,196**	(2,831)	(5,150)	34,324
Cash and cash equivalents, beginning of period	**27,128**	29,959	35,109	—
Cash and cash equivalents, end of period	**$ 34,324**	$ 27,128	$ 29,959	$ 34,324

Supplemental disclosure of non-cash investing and financing activities: *The Company made cash payments for interest of $42, $73 and $145 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company acquired property and equipment through the assumption of capital lease obligations amounting to $603 and $401 during the years ended December 31, 2003 and 2001, respectively.*

The accompanying notes are an integral part of these financial statements.

Inspire Pharmaceuticals, Inc.

Statements of Stockholders' Equity

(in thousands)

	Convertible Preferred Stock	
	Number of Shares	Amount
Inception (October 28, 1993)	—	$ —
Balance at December 31, 1993	—	—
Issuance of Class A and B common stock	—	—
Net loss	—	—
Balance at December 31, 1994	—	—
Issuance of common stock and cancellation of Class A and B common stock	—	—
Stock issued for consulting services	—	—
Stock issued in exchange for exclusive license	—	—
Issuance of Series A convertible preferred stock	9,200	9,100
Issuance of Series A warrants	—	—
Net loss	—	—
Balance at December 31, 1995	9,200	9,100
Issuance of common stock	—	—
Net loss	—	—
Balance at December 31, 1996	9,200	9,100
Issuance of common stock	—	—
Issuance of Series B convertible preferred stock	10,866	12,966
Net loss	—	—
Balance at December 31, 1997	20,066	22,066
Issuance of common stock	—	—
Stock issued in exchange for exclusive license	—	—
Issuance of Series C convertible preferred stock	375	900
Issuance of Series D convertible preferred stock	417	1,500
Issuance of Series B warrants	—	—
Deferred compensation	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Balance at December 31, 1998	20,858	24,466
Issuance of common stock	—	—
Issuance of Series E convertible preferred stock	6,202	11,406
Issuance of Series G convertible preferred stock	833	10,000
Issuance of Series F warrants	—	—
Issuance of common stock warrants	—	—
Preferred stock dividends	—	23
Deferred compensation	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Balance at December 31, 1999	27,893	45,895
Issuance of common stock	—	—
Issuance of common stock warrants	—	—
Preferred stock dividends	—	—
Issuance of common stock at initial public offering and exercise of over-allotment	—	—
Conversion of preferred stock and preferred stock dividends into common stock at initial public offering	(27,893)	(45,895)
Deferred compensation	—	—
Amortization of deferred compensation	—	—
Unrealized gain on investments	—	—
Net loss	—	—
Balance at December 31, 2000	—	—
Issuance of common stock	—	—
Forfeiture of common stock options	—	—
Amortization of deferred compensation	—	—
Unrealized gain on investments	—	—
Net loss	—	—
Balance at December 31, 2001	—	—
Issuance of common stock	—	—
Forfeiture of common stock options	—	—
Amortization of deferred compensation	—	—
Unrealized gain/(loss) on investments	—	—
Net loss	—	—
Balance at December 31, 2002	—	—
Issuance of common stock	—	—
Amortization of deferred compensation	—	—
Unrealized (loss) on investments	—	—
Net loss	—	—
Balance at December 31, 2003	**—**	**$ —**

The accompanying notes are an integral part of these financial statements.

Common Stock		Class A and B Common Stock						
Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Deferred Compensation	Other Comprehensive (Loss)/income	Stockholders' Equity
—	$—	—	$ —	$ —	$ —	$ —	$ —	$ —
—	—	—	—	—	—	—	—	—
—	—	10	10	—	—	—	—	10
—	—	—	—	—	(330)	—	—	(330)
—	—	10	10	—	(330)	—	—	(320)
850	1	(10)	(10)	9	—	—	—	—
586	1	—	—	71	—	—	—	72
298	—	—	—	36	—	—	—	36
—	—	—	—	—	—	—	—	9,100
—	—	—	—	92	—	—	—	92
—	—	—	—	—	(2,704)	—	—	(2,704)
1,734	2	—	—	208	(3,034)	—	—	6,276
227	—	—	—	13	—	—	—	13
—	—	—	—	—	(5,782)	—	—	(5,782)
1,961	2	—	—	221	(8,816)	—	—	507
32	—	—	—	18	—	—	—	18
—	—	—	—	—	—	—	—	12,966
—	—	—	—	—	(7,947)	—	—	(7,947)
1,993	2	—	—	239	(16,763)	—	—	5,544
137	—	—	—	17	—	—	—	17
29	—	—	—	108	—	—	—	108
—	—	—	—	—	—	—	—	900
—	—	—	—	—	—	—	—	1,500
—	—	—	—	7	—	—	—	7
—	—	—	—	2,714	—	(2,714)	—	—
—	—	—	—	—	—	114	—	114
—	—	—	—	—	(7,528)	—	—	(7,528)
2,159	2	—	—	3,085	(24,291)	(2,600)	—	662
307	—	—	—	38	—	—	—	38
—	—	—	—	—	—	—	—	11,406
—	—	—	—	—	—	—	—	10,000
—	—	—	—	53	—	—	—	53
—	—	—	—	1,813	—	—	—	1,813
—	—	—	—	—	(62)	—	—	(39)
—	—	—	—	3,359	—	(3,359)	—	—
—	—	—	—	—	—	1,035	—	1,035
—	—	—	—	—	(8,934)	—	—	(8,934)
2,466	2	—	—	8,348	(33,287)	(4,924)	—	16,034
369	—	—	—	1,062	—	—	—	1,062
—	—	—	—	577	—	—	—	577
—	—	—	—	—	(594)	—	—	(594)
6,325	7	—	—	69,180	—	—	—	69,187
16,355	17	—	—	46,512	—	—	—	634
—	—	—	—	402	—	(402)	—	—
—	—	—	—	—	—	1,544	—	1,544
—	—	—	—	—	—	—	51	51
—	—	—	—	—	(13,990)	—	—	(13,990)
25,515	26	—	—	126,081	(47,871)	(3,782)	51	74,505
237	—	—	—	69	—	—	—	69
—	—	—	—	(1,051)	—	1,051	—	—
—	—	—	—	—	—	1,206	—	1,206
—	—	—	—	—	—	—	(50)	(50)
—	—	—	—	—	(23,135)	—	—	(23,135)
25,752	26	—	—	125,099	(71,006)	(1,525)	1	52,595
103	—	—	—	25	—	—	—	25
—	—	—	—	(55)	—	55	—	—
—	—	—	—	—	—	1,071	—	1,071
—	—	—	—	—	—	—	—	—
—	—	—	—	—	(24,693)	—	—	(24,693)
25,855	26	—	—	125,069	(95,699)	(399)	1	28,998
5,992	6	—	—	73,324	—	—	—	73,330
—	—	—	—	—	—	399	—	399
—	—	—	—	—	—	—	(280)	(280)
—	—	—	—	—	(31,395)	—	—	(31,395)
31,847	**$32**	**—**	**$ —**	**$198,393**	**$(127,094)**	**$ —**	**$(279)**	**$ 71,052**

(in thousands, except per share amounts)

1. Organization

Inspire Pharmaceuticals, Inc. (the "Company," or "Inspire") was incorporated in October 1993 and commenced operations in March 1995 following the Company's first substantial financing and licensing of initial technology from The University of North Carolina at Chapel Hill ("UNC"). Since that time, Inspire has been engaged in the discovery and development of novel pharmaceutical products. In 2003, Inspire began the staffing and training of a sales force to co-promote its products in 2004. Inspire is located in Durham, North Carolina, adjacent to the Research Triangle Park. The Company is considered a development stage company but expects to begin commercial operations in 2004.

Inspire has incurred losses and negative cash flows from operations since inception. The Company expects it has sufficient liquidity to continue its planned operations through the second quarter of 2005, but also expects that additional capital will be required. Continuation of its operations beyond that date will require the Company to either raise additional capital through equity financings or debt financings or from other sources. The Company expects to begin to record royalty revenue in 2004, but will continue to incur operating losses until royalty and/or product revenues reach a level sufficient to support ongoing operations.

2. Summary of Significant Accounting Policies and Concentrations of Risk

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, Interest and other Receivables

The Company considers all highly-liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. The carrying value of cash, cash equivalents, interest and other receivables approximate their fair value due to the short-term nature of these items.

Investments

Investments consist primarily of United States government agency obligations and money market investments. The Company invests in high-credit quality investments in accordance with its investment policy which minimizes the possibility of loss. Investments with original maturities at date of purchase beyond three months and which mature at or less than twelve months from the balance sheet date are classified as current. Investments with a maturity beyond twelve months from the balance sheet date are classified as long-term. Investments are considered to be available-for-sale and are carried at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Realized gains and losses are determined using the specific identification method and transactions are recorded on a settlement date basis.

The Company has an equity investment in a nonpublic entity for which its fair value is not readily determinable. For this investment in which the Company does not have significant influence and owns less than 20% of the entity, the investment is carried at cost and is subject to a write-down for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2003 and 2002, this investment's recorded value was $200 and $500, respectively. Investments for which the Company has the ability to exercise significant influence are accounted for using the equity method.

Property and Equipment

Property and equipment is primarily comprised of furniture, laboratory and computer equipment which are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from three to seven years. Leased property and equipment, which includes certain equipment under capital leases, and leasehold improvements are depreciated over the shorter of the lease period or their estimated useful lives.

The carrying values of property and equipment are periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. The review includes a determination of the carrying values of assets based on an analysis of undiscounted cash flows over the remaining depreciation period. If the review indicates that carrying values may not be recoverable, the Company will reduce the carrying values to the estimated fair value.

Restricted Deposits

Restricted deposits consist of cash and cash equivalents which collateralize a letter of credit that is required under the terms of a vehicle fleet financing agreement. Restricted deposits are classified as current or long-term based upon the expected release date of such restriction. The carrying amount of these restricted deposits approximates fair value. At December 31, 2003 and 2002, the Company had $515 and $0 of restricted deposits, respectively.

Intangible Assets

Costs associated with obtaining and maintaining patents on the Company's product candidates and license initiation and preservation fees, including milestone payments by the Company to its licensors, are evaluated based on the stage of development of the related product candidate and whether the underlying product candidate has an alternative use. Costs of these types incurred for product candidates not yet approved by the U.S. Food and Drug Administration ("FDA") and for which no alternative use exists are recorded as expense. In the event a product candidate has been approved by the FDA or an alternative use exists for a product candidate, patent and license costs are capitalized and amortized over the expected life of the related product candidate. License milestone payments to the Company's licensors are recognized when the underlying requirement is met by the Company.

Other Assets

During December 2003, the Company recorded a $1,000 deferred charge associated with an up-front milestone payment made in conjunction with the Elestat™ co-promotion agreement executed in December 2003. This asset will be amortized ratably on a straight-line basis through October 2008, the expected commercial exclusivity period for Elestat™ in the United States.

Revenue Recognition

Revenue is recognized under collaborative research agreements and development agreements when services are performed or when contractual obligations are met. Non-refundable fees received at the initiation of collaboration agreements for which the Company has an ongoing research and development commitment are deferred and recognized ratably over the period of the related research and development commitment in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," as amended by Staff Accounting Bulletin No. 104, "Revenue Recognition." Milestone payments under collaboration agreements and research agreements will be recognized as revenues, ratably over the remaining period of the research and development commitment. The recognition period begins at the date the milestone is achieved and acknowledged by the collaborative partner, which is generally at the date payment is received from the collaborative partner, and ends on the date that the Company has fulfilled its research and development commitment. This period is based on estimates by management and the progress towards milestones in the Company's collaborative agreements. The estimate is subject to revision as the Company's development efforts progress and it gains knowledge regarding required additional development. Revisions in the commitment period are made in the period that the facts related to the change first become known. This may cause the Company's revenue to fluctuate from period to period.

Research and Development

Research and development costs include all direct costs and indirect development costs related to the development of the Company's portfolio of product candidates. These expenses include: salaries for research and development personnel; consulting fees; clinical trial expenses; sponsored research and clinical trials insurance; license fees and other fees and costs related to the development of product candidates. These costs have been charged to operating expense as incurred. License milestone payments to the Company's licensors are recognized when the underlying requirement is met by the Company.

Income Taxes

The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. If it is "more likely than not" that some portion, or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

Deferred Compensation and Stock Options and Warrants

The Company accounts for deferred compensation based on the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's common stock, the difference between the estimated fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. The Company did not recognize any deferred compensation associated with stock option grants for the years ended December 31, 2003, 2002 and 2001.

(in thousands, except per share amounts)

Deferred compensation is amortized over the vesting period of the related stock option, which is generally four years for employee stock option grants and three years (the applicable term in office) for Board of Director stock option grants. The Company recognized $399, $1,071 and $1,206 of stock-based compensation expense related to amortization of deferred compensation during the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock—Based Compensation," which requires compensation expense be disclosed based on the fair value of the options granted at the date of the grant.

SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transaction and Disclosure" requires the Company to disclose pro forma information regarding option grants and warrants issued to its employees. SFAS No. 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below. These amounts, which are set forth below, have not been reflected in the Company's statement of operations, because the Company has elected to use the provisions of APB No. 25 to account for its stock-based compensation.

For purposes of pro forma disclosures, the estimated fair value of equity instruments is amortized to expense over their respective vesting period. If the Company had elected to recognize compensation expense based on the fair value of stock-based instruments at the grant date, as prescribed by SFAS No. 123, its pro forma net loss and net loss per common share would have been as follows:

Year Ended December 31,	**2003**	2002	2001
Net loss available to common stockholders—as reported	**$(31,395)**	$(24,693)	$(23,135)
Compensation expense included in reported net loss available to common stockholders	**399**	1,071	1,206
Pro forma adjustment for compensation expense	**(5,764)**	(3,721)	(3,247)
Net loss available to common stockholders—pro forma	**$(36,760)**	$(27,343)	$(25,176)
Net loss per common share—as reported	**$ (1.03)**	$ (0.96)	$ (0.90)
Net loss per common share—pro forma	**$ (1.20)**	$ (1.06)	$ (0.98)

To determine the impact of SFAS No. 123, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes valuation model using the following assumptions:

Year Ended December 31,	**2003**	2002	2001
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**120%**	136%	99%
Risk free interest rate	**3.25%**	3.82%	4.55%
Expected life of options	**5 years**	5 years	5 years

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants. The calculation of diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 does not include 1,624, 750 and 992, respectively, of potential shares of common stock equivalents, as their impact would be antidilutive.

Comprehensive Loss

Other comprehensive loss is comprised of unrealized gains and losses on marketable securities and is disclosed as a component of stockholders' equity. At December 31, 2003, and 2002, the Company had a $279 unrealized loss and a $1 unrealized gain on its investments, respectively.

Comprehensive loss consists of the following components:

Year Ended December 31,	**2003**	2002	2001
Net loss	**$(31,395)**	$(24,693)	$(23,135)
Unrealized loss on marketable securities	**(280)**	—	(50)
Total comprehensive loss	**$(31,675)**	$(24,693)	$(23,185)

Advertising

Advertising costs are expensed as the costs are incurred. Advertising expenses were $247 the year ended December 31, 2003. Advertising costs for the years ended December 31, 2002 and 2001 were insignificant.

Segment Reporting

The Company operates in one business segment.

Significant Customers and Risk

All revenues recognized and recorded in 2003 were from one collaborative partner. All revenues recognized and recorded in 2002 and 2001 were from two and four collaborative partners, respectively. The Company is entitled to receive royalty payments on sales of Elestat™ and Restasis® under the terms of its collaborative agreements with Allergan, Inc. ("Allergan"). Royalty revenue from these products may be the only product revenue the Company receives in 2004, and Allergan has significant influence over the commercial success of these products. Accordingly, the Company's future revenues will be dependent on the acceptance of these products by patients and eye care professionals and Allergan's performance under these agreements. In addition, during the foreseeable future the Company's trade receivables will be concentrated with Allergan.

Credit Risk

Cash equivalents and investments are financial instruments which potentially subject the Company to concentration of risk to the extent recorded on the balance sheet. Management of the Company believes it has established guidelines for investment of its excess cash relative to diversification and maturities that maintain safety and liquidity. The Company invests its excess cash in debt instruments of the U.S. Government and its agencies and money market investments. To minimize the exposure due to adverse shifts in interest rates, the Company currently maintains a portfolio of investments with an average maturity of less than 12 months at December 31, 2003. The Company keeps all of its cash deposits in financial institutions in the United States.

Risks from third party manufacturing concentration

The Company relies on single source manufacturers for each of its products and product candidates. Accordingly, it has little control over the manufacture of products, for which it will receive royalties, and over the overall product supply chain.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends APB No. 28 to require disclosure about those effects in interim financial information. The provisions of SFAS No. 148 are required to be applied to fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a significant impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities," which requires the assets, liabilities and results of operations of variable interest entities ("VIE") be consolidated into the financial statements of the company that has controlling financial interest. FIN No. 46 also provides the framework for determining whether a VIE should be consolidated based on voting interest or significant financial support provided to the VIE. The Company adopted these provisions, as required, with respect to VIEs created after January 31, 2003. The effective date for applying the provisions of FIN No. 46 for interests held by public entities in VIEs or potential VIEs created before February 1, 2003 has been deferred and will be effective as of March 31, 2004 except for interests in special purpose entities. The Company does not have interests in special purpose entities.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establish accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 149 contains amendments relating to FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements," and SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," SFAS No. 91, "Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," SFAS No. 95, "Statement of Cash Flows," and SFAS No. 126, "Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities." The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company's financial position or results of operations.

(in thousands, except per share amounts)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of debt and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies the obligation of the issuer. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of a nonpublic entity. The adoption of SFAS No. 150 did not have a significant impact on the Company's financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132-R "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132-R revises employer's disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87 "Employers' Accounting for Pensions," SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This revision retains the disclosure requirements contained in the original SFAS No. 132 and provides additional disclosures about assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of SFAS No. 132-R are effective for financial statements with fiscal years ending after December 15, 2003. The adoption of SFAS No. 132-R did not have a material impact on the Company's financial position or results of operations.

3. Marketable Securities

A summary of the fair market value of investments by classification is as follows:

Year Ended December 31,	2003	2002
United States Government obligations	**$ 40,127**	$4,001
Restricted deposits	**515**	—
Preferred stock	**200**	500
	$40,842	$4,501

Maturities of debt securities at fair market value are as follows:

Year Ended December 31,	2003	2002
Less than one year	**$ 37,130**	$4,001
One to five years	**2,997**	—
	$ 40,127	$4,001

Gross realized and unrealized holding gains and losses for the years ended December 31, 2003, 2002 and 2001 were not significant, with the exception of a $300 realized loss on the Company's write-down on its strategic investment in Parion Sciences, Inc. in 2003.

4. Property and Equipment

Property and equipment consist of the following:

	Useful Life (Years)	December 31, 2003	December 31, 2002
Equipment	5	**$3,004**	$ 2,337
Leasehold improvements	Lesser of lease term or 5 years	**1,066**	893
Computer hardware	3	**761**	462
Software	5	**708**	371
Furniture and fixtures	7	**688**	500
		6,227	4,563
Less—accumulated depreciation		**(4,135)**	(3,502)
Property and equipment, net		**$2,092**	$ 1,061

Depreciation expense was $680, $633 and $637 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company leases certain assets under capital lease agreements. The book value of assets under capital leases at December 31, 2003 and 2002 was approximately $677 and $345, respectively. Accumulated depreciation for assets under capital leases at December 31, 2003 and 2002 was $895 and $709, respectively.

5. Accrued Expenses

Accrued expenses are comprised of the following:

Year Ended December 31,	2003	2002
Research costs	**$1,112**	$515
Compensation and benefits	**479**	189
Professional fees	**327**	160
Duties and taxes	**215**	73
Other	**81**	—
	$2,214	$937

The carrying value of accrued expenses approximates fair value because of their short-term maturity.

6. Income Taxes

The Company had no federal, state or foreign income tax expense for the years ended December 31, 2003, 2002 and 2001 because the Company generated net operating losses during such periods.

Significant components of the Company's deferred tax assets and liabilities consist of the following:

Year Ended December 31,	2003	2002
Current deferred tax assets:		
Accrued expenses	$ 561	$ —
Compensation related items	128	72
Deferred revenue	—	848
Noncurrent deferred tax assets:		
Domestic net operating loss carryforwards	42,828	31,471
Research and development credits	8,520	6,476
Stock-based compensation	1,689	1,956
Fixed and intangible assets	1,607	1,302
Contributions	220	138
Total deferred tax assets	55,553	42,263
Valuation allowance for deferred assets	(55,553)	(42,263)
Deferred tax assets	—	—

At December 31, 2003 and 2002, the Company has provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. The increase in valuation allowance of $13,290 during the year ended December 31, 2003 resulted primarily from the generation of additional net operating loss carryforwards.

As of December 31, 2003, the Company had federal and state net operating loss carryforwards of $110,375 and $116,379, respectively. The net operating loss carryforwards expire in various amounts starting in 2008 and 2010 for federal and state tax purposes, respectively. The utilization of the federal net operating loss carryforwards may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. If the Company's utilization of its net operating loss carryforwards is limited and the Company has taxable income which exceeds the permissible yearly net operating loss carryforward, the Company would incur a federal income tax liability even though its net operating loss carryforwards exceed its taxable income. Additionally, as of December 31, 2003 and 2002, the Company has federal research and development and orphan drug credit carryforwards of $8,520 and $6,476, respectively. The credit carryforwards expire in varying amounts starting in 2010.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

Year Ended December 31,	2003	2002	2001
United States Federal tax at statutory rate	$(10,674)	$ (8,396)	$(7,866)
State taxes (net of Federal benefit)	(1,439)	(1,145)	(993)
Change in valuation reserve	13,290	12,269	10,330
Research and development credit	(2,044)	(3,033)	(1,868)
Nondeductible expenses due to credits	335	115	279
Other nondeductible expenses	532	190	118
Provision for income taxes	$ —	$ —	$ —

7. Stockholders' Equity

Sales of Preferred Stock

In March 1995, the Company issued 8,389 shares of Series A Preferred to a group of venture capital investors at a price per share of $1.00 which resulted in net proceeds to the Company of $8,289. In addition, bridge loans from the Series A Preferred investors totaling $811, including accrued interest, were converted into 811 shares of Series A Preferred, using a conversion price of $1.00 per share.

In June and September 1997, the Company issued 10,866 shares of Series B Preferred to a group of venture capital investors at a price per share of $1.20 which resulted in net proceeds to the Company of $12,966.

In September 1998, the Company issued 375 shares of Series C Preferred to Kissei Pharmaceutical Co. Ltd. ("Kissei"), at a price per share of $2.40 which resulted in proceeds to the Company of $900, in conjunction with a collaboration agreement relating to the development of INS365 Respiratory.

In December 1998, the Company issued 417 shares of Series D Preferred to Santen Pharmaceutical Co., Ltd. ("Santen"), at a price per share of $3.60 which resulted in proceeds to the Company of $1,500, in conjunction with a collaboration agreement relating to the development of diquafosol.

In July and October 1999, the Company issued 6,202 shares of Series E Preferred stock to a group of venture capital investors at a price per share of $2.00 which resulted in net proceeds to the Company of $11,406.

In December 1999, the Company issued 833 shares of Series G Preferred to Genentech, Inc. ("Genentech"), at a price per share of $12.00 which resulted in proceeds to the Company of $10,000 in conjunction with a collaboration agreement.

(in thousands, except per share amounts)

Prior to the IPO, the holders of Series A Preferred, Series B Preferred, Series C Preferred and Series E Preferred were entitled to receive dividends equal to any dividends paid on common stock. The holders of Series G Preferred were entitled to cumulative dividends at the prime rate plus 1% of the Series G preferred preference amount calculated on a per share basis.

Rights Agreement

In October 2002, the Company entered into a Rights Agreement with Computershare Trust Company. The Rights Agreement provides for a dividend of one preferred stock purchase right for each outstanding share of the Company's common stock. Each right entitles a stockholder, after the rights become exercisable, to buy 1/1,000th of a share of Inspire's Series H Preferred Stock at an exercise price of $50. Each right will become exercisable following the tenth day after an acquiring person or group acquires, or announces its intention to acquire, 15% or more of the common stock. The Company will be entitled to redeem the rights at $0.001 per right at any time on or before the close of business on the tenth day following acquisition by a person or group of 15% or more of the common stock. Under the Rights Agreement, if a person acquires 15% or more of the common stock without the approval of the Company's Board of Directors, all other stockholders will have the right to purchase securities from Inspire at a price that is less than its fair market value, which would substantially reduce the value of the common stock owned by the acquiring person. As a result, the rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the Board of Directors since the rights may be redeemed by the Company at the redemption price of $0.001 prior to the occurrence of a distribution date.

Sales of Common Stock

On August 2, 2000, the Company's Registration Statement on Form S-1, as amended, registering 6,325 shares of common stock was declared effective by the Securities and Exchange Commission and permitted the Company to sell shares of common stock in its IPO. On August 8, 2000, the Company sold 5,500 shares of common stock at the IPO for $12.00 per share which resulted in proceeds to the Company of $66,000. On September 5, 2000, the Company sold an additional 825 shares of common stock pursuant to the exercise by the underwriters of their over-allotment option with respect to such shares, generating additional gross proceeds of $9,900. Total stock issuance costs related to the IPO and exercise of the over-allotment option was $6,713.

At the IPO, all 26,685 shares of Series A preferred stock ("Series A Preferred"), Series B preferred stock ("Series B Preferred"), Series D preferred stock ("Series D Preferred") and Series E preferred stock ("Series E Preferred") converted into 15,248 shares of common stock at a 1-for-1.75 conversion ratio. The 375 shares of Series C preferred stock ("Series C Preferred") converted into 214 shares of common stock at a 1-for-1.75 conversion ratio plus an additional 6 shares of common stock were issued to the Series C preferred stockholders as a result of their antidilution protection. Additionally, 833 shares of Series G preferred stock ("Series G Preferred") converted into 476 shares of common stock plus an additional 53 shares of common stock were received by the Series G preferred stockholders in payment of accrued dividends of $634.

In March 2003, the Company sold 5,750 shares of common stock, including the underwriters' over-allotment allocation, in a public offering at a price of $13.50 per share. The proceeds from the offering, net of applicable issuance costs and expenses, totaled approximately $72,600.

The holders of common stock shall be entitled to receive dividends from time to time as may be declared by the Board of Directors, but a common stock dividend has never been declared. The holders of shares of common stock are entitled to one vote for each share held with respect to all matters voted on by the stockholders of the Company.

8. Options and Warrants

Options

During 1995, the Company adopted the 1995 Stock Plan, which provided for the grant of up to 1,006 options to directors, officers, employees and consultants. In April 1999, the Plan was amended and restated, and is now the Amended and Restated 1995 Stock Plan, as amended (the "Plan"). The option pool was increased to 5,229 shares on September 28, 2001 and to 6,429 shares on December 14, 2001. Under the Plan, both incentive and non-qualified stock options, as well as restricted stock, may be granted. The Board of Directors, or an appropriate committee of the Board of Directors, shall determine the terms, including exercise price and vesting schedule, of all options at their grant date, provided that for incentive stock options, such exercise price shall not be less than the fair market value of the Company's stock on the date of grant. At December 31, 2003, there were 732 options available for grant under the Plan.

The maximum term for an option grant is ten years from the date of the grant. Options granted under the plan generally vest 25% upon completion of one full year of employment and on a monthly basis over the following three years. Vesting typically begins on the date of hire for new employees and on the date of grant for existing employees.

The weighted average exercise price (per share) of options granted during 2003, 2002 and 2001 was $17.386, $3.379 and $10.640, respectively.

SFAS No. 123, "Accounting for Stock-Based Compensation" requires the Company to disclose pro forma information regarding option grants made and warrants issued to its employees.

The following table summarizes the stock option activity for the Plan:

	Number of Shares	Weighted Average Exercise Price (per share)
Options outstanding, December 31, 2000	1,770	$ 4.872
Granted	741	10.640
Exercised	(145)	(0.471)
Forfeited	(12)	(9.707)
Options outstanding, December 31, 2001	2,354	6.931
Granted	970	3.379
Exercised	(103)	(0.240)
Forfeited	(96)	(8.947)
Options outstanding, December 31, 2002	3,125	5.985
Granted	1,443	17.386
Exercised	(237)	(2.985)
Forfeited	(118)	(4.960)
Options outstanding, December 31, 2003	**4,213**	**$10.092**

The following table summarizes information concerning options outstanding at December 31, 2003:

Exercise Price range (per share):	Options Outstanding	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (in Years)	Options Exercisable
$ 0.123–$ 1.750	716	$ 0.430	4.89	715
$ 2.760–$ 3.960	842	3.421	9.21	203
$ 7.810–$12.000	850	10.422	6.92	643
$12.250–$15.820	724	13.728	8.35	292
$16.200–$18.940	752	18.448	9.79	25
$20.000–$20.300	329	20.243	9.22	50
	4,213	$10.092	7.97	1,928

Common Stock Warrants

In connection with a consulting agreement, the Company issued 11 warrants on January 29, 1999 to purchase shares of the Company's common stock with an exercise price of $4.20 per share. The warrants had an estimated value of $31 at the date of issuance as calculated using the Black-Scholes model in accordance with SFAS No. 123. The warrants are exercisable prior to the tenth anniversary of the grant date.

In connection with the sale of the Series G Preferred and the collaboration agreement entered into with Genentech on December 17, 1999, the Company issued warrants which entitle the holder to purchase 254 shares of common stock with an exercise price of $7.88 per share. The warrants had an estimated value of $1,782 at the date of issuance as determined using the Black-Scholes model which was deferred and recorded in other assets and was amortized to research and development expense over

(in thousands, except per share amounts)

the period of the Company's research and development commitment. The warrants are exercisable prior to December 17, 2004.

In connection with the sale of stock to Genentech, the Company issued warrants on October 2, 2000 which entitle the holder to purchase 25 shares of common stock with an exercise price of $7.88 per share. The warrants had an estimated value of $577 at the date of issuance as determined using the Black-Scholes model, which was deferred and recorded as other assets and was amortized to research and development expense over the period of the Company's research and development commitment. The warrants are exercisable prior to December 17, 2004.

During 2003, common stock warrants were exercised for 5 shares of common stock.

Outstanding warrants to purchase the Company's common stock at December 31, 2003 are as follows:

Number of Warrants	Exercise Price (per share)
6	$4.20
279	$7.88

9. Collaboration Agreements

On September 10, 1998, the Company entered into a Joint Development, License and Supply Agreement (the "Kissei Agreement") with Kissei related to the development of INS365 Respiratory for all therapeutic respiratory applications, excluding sinusitis and middle ear infection, in Japan. INS365 Respiratory for respiratory therapeutic uses is licensed by the Company from UNC. Under the terms of the Kissei Agreement, Kissei will develop, commercialize, and market INS365 Respiratory in Japan. The Company maintains the right to manufacture and supply INS365 to Kissei. Kissei also has the first right to negotiate a license to particular $P2Y_2$ agonist that show utility as inhalation products for respiratory uses in Japan.

Upon the signing of the Kissei Agreement, Kissei purchased 375 shares of the Company's Series C Preferred for $900 or $2.40 per share. In addition, the Company received a non-refundable up front license fee of $3,600 which the Company recorded as license revenue over the term of its research and development commitment, which ended in November 2002 as a result of the termination of the agreement. Upon termination of the agreement, Kissei returned to Inspire all rights to INS365 Respiratory. During the term of the agreement, Inspire received an aggregate of $7,285 in equity, up-front, milestone and employee reimbursement payments from Kissei. The milestones and up-front payments are non-refundable.

On December 16, 1998, the Company entered into a Development, License and Supply Agreement (the "Santen Agreement") with Santen to complete the development of diquafosol for the therapeutic treatment of ocular surface diseases. Santen received an exclusive license to diquafosol in Japan, China, South Korea, the Philippines, Thailand, Vietnam, Taiwan, Singapore, Malaysia and Indonesia in the field. Under the terms of the Santen Agreement, Santen will develop, commercialize, and market diquafosol in the geographical areas mentioned above. The Company retains the right to manufacture and supply diquafosol in bulk drug substance form to Santen.

Upon the signing of the Santen Agreement, Santen purchased 417 shares of the Company's Series D Preferred for $1,500 or $3.60 per share. In addition, depending on whether all milestones under the Santen Agreement are met, the Company could receive milestone payments of up to $4,750. As of December 31, 2003, the Company has received $500 of these contingent development milestones. In addition, the Company will receive royalties on net sales of diquafosol by Santen. No milestone payments were received under the Santen Agreement during 2003, 2002 or 2001.

The Santen agreement will terminate when all patents licensed under the agreement have expired. Either Santen or the Company may terminate the agreement if the other materially breaches the agreement. In addition, the Company has the right to terminate the agreement at any time if the Company determines, subject to the coordinating committee's review and arbitration, that Santen has not made reasonably sufficient progress in the development or commercialization of products. If Santen breaches the agreement, or if the Company terminates the agreement because Santen has not made sufficient progress, Santen's license will terminate. Santen will provide the Company with all data and information relating to the Company's products, and will assign or permit it to cross-reference all regulatory filings and approvals.

On December 17, 1999, the Company entered into a Development, License and Supply Agreement (the "Genentech Agreement") with Genentech to jointly develop INS365 Respiratory and other related $P2Y_2$ agonists existing on the date of the Genentech Agreement for all human therapeutic uses for the treatment of respiratory tract disorders, including chronic bronchitis and cystic fibrosis, throughout the world, excluding Japan and the treatment of sinusitis and middle ear infection worldwide.

The Genentech Agreement provided that Genentech would pay the Company a non-refundable, non-creditable, up-front payment of $5,000 upon execution, which the Company recorded as license revenue over the term of its research and development commitment, which ended in November 2001 as a result of the termination of the agreement.

Upon the signing of the agreement, Genentech purchased 833 shares of Series G Preferred for $12.00 per share or an aggregate purchase price of $10,000 and Genentech was issued 254 warrants to purchase shares of the Company's common stock with an exercise price of $7.88 per share. In addition, upon the occurrence of certain milestone events, the Company was obligated to sell, and Genentech was obligated to purchase: (i) up to $2,000 of the Company's common stock, at a per share price determined, using the 20-day trailing average close price of the Company's common stock as quoted on an established stock exchange, and (ii) Genentech would have been issued warrants for up to 51 shares of the Company's common stock at an exercise price of $7.88 per share.

On December 20, 2000, upon achievement of a technical milestone the Company sold 65 shares of common stock to Genentech at $15.40 per share and issued warrants which entitle the holder to purchase 25 shares of common stock with an exercise price of $7.88.

On June 20, 2001, Genentech notified the Company that they were terminating the agreement, effective November 2001, and returned all rights for use of INS365 Respiratory and other related $P2Y_2$ agonists at no charge. The decision to return the product rights was based on a strategic review by Genentech of its overall development portfolio. The Company received in excess of $16,000 in equity and cash payments during the collaboration.

On September 12, 2000, the Company entered into a License Agreement (the "Kirin Agreement") with Kirin Brewery Co., Ltd., Pharmaceutical Division ("Kirin") to complete the development and commercialization of INS316 Diagnostic to aid in the diagnosis of lung cancer. Kirin received an exclusive license to INS316 Diagnostic in twenty-one Asian countries and regions ("the Territory") in the field. Under the terms of the Kirin Agreement, Kirin will develop, manufacture, commercialize, and market INS316 Diagnostic in the Territory.

Upon the signing of the Kirin Agreement, the Company received a non-refundable up front license fee of $2,000 which the Company recognized as license revenue over the term of the Company's research and development commitment. In addition, depending on whether all milestones under the Kirin Agreement are met, the Company could receive milestone payments of up to $7,000 based on clinical success. Upon commercialization, the Company will receive royalties on net sales of INS316 Diagnostic by Kirin within the Territory.

The agreement will terminate as to a product on the later of the 10th anniversary of the first commercial sale of the product or the date on which the sale of the product ceases to be covered by a valid claim of any patent licensed under the agreement. Either Kirin or the Company may terminate the agreement if the other materially breaches the agreement. In addition, Kirin has the right, by giving Inspire 180 days prior notice, to terminate the agreement at any time.

In June 2001, the Company entered into a Joint License, Development and Marketing Agreement with Allergan to develop and commercialize diquafosol which included the right to co-promote Allergan's Restasis®, each for dry eye disease, and amended this agreement in December 2003, in connection with the execution of the Elestat™ co-promotion agreement solely to reduce the royalty rates due on net sales of Restasis®. Under the terms of the amended agreement, Allergan obtained an exclusive license to develop and commercialize diquafosol worldwide, with the exception of Japan and nine other Asian countries covered by Inspire's agreement with Santen. In return, Inspire received an up-front payment of $5,000 on execution of the agreement and has received $6,000 in milestone payments. Inspire can also receive up to an additional $28,000 in milestone payments assuming the successful completion of all the remaining milestones. The Company will also receive royalty payments from Allergan on sales, if any, of both diquafosol and on Allergan's Restasis® worldwide, excluding most larger Asian markets. In December 2002, Restasis® was approved for sale by the FDA and the Company is entitled to receive royalties on sales of Restasis® in April 2004. In the third quarter of 2003, the Company exercised its right under the agreement to co-promote diquafosol and Restasis®.

The Company is responsible for conducting, in collaboration with Allergan, the Phase III clinical trials for diquafosol for dry eye disease and for United States New Drug Application filing and approval. Allergan is responsible for all other development activities under the agreement, including all development outside the United States and in its territories, and for ex-United States regulatory submissions, filings, and approvals relating to products. Allergan is responsible for all commercial costs except for the cost of Inspire's sales force in the United States. Allergan is required to use commercially reasonable efforts to conduct development, seek regulatory approvals and market and sell the products. The agreement will be in effect until all patents licensed under the agreement have expired, unless terminated earlier.

In October 2002, the Company entered into a study funding agreement with the Cystic Fibrosis Foundation Therapeutics, Inc. ("CFFT"), whereby the majority of the expenses for a Phase II INS37217 Respiratory proof-of-concept clinical trial are funded by the CFFT, but the Company also records the corresponding expenses and liabilities as the CFFT incurs these costs. If the Company

(in thousands, except per share amounts)

receives FDA approval for INS37217 Respiratory for the treatment of cystic fibrosis, the Company will be obligated to pay a development milestone, and possibly a sales milestone, to the CFFT. The aggregate milestones under this agreement could exceed $14,000. If it does not receive FDA approval, the Company will have no financial obligation to the CFFT, including the Phase II clinical trial costs the CFFT is currently funding on its behalf. As of December 31, 2003, the Company has recorded $1,325 of contingent liabilities in "Other long-term liabilities" associated with this agreement.

In December 2003, the Company entered into an agreement with Allergan to co-promote Elestat™ to ophthalmologists, optometrists and allergists in the United States. Elestat™ was approved by the FDA in October 2003 for the prevention of itching associated with allergic conjunctivitis. Inspire will have the primary responsibility for selling, promotional and marketing activities of Elestat™ in the United States, and will be responsible for the associated costs. Allergan records Elestat™ sales and remains responsible for all other product costs. Allergan also retains the licensing rights relating to promotion of Elestat™ to prescribers other than ophthalmologists, optometrists and allergists; but the Company has a right of first refusal to obtain such rights in the event Allergan decides to engage a third party to undertake such activities. Under the terms of the agreement, Inspire paid Allergan an up-front payment and Allergan will pay a royalty to Inspire on United States Elestat™ net sales; except in the event that a third party is engaged by Allergan to promote Elestat™ to prescribers outside Inspire's field, in which case Inspire will be paid a proportionate share of United States Elestat™ net sales based upon filled prescriptions written by ophthalmologists, optometrists and allergists.

10. License Agreements

On March 10, 1995, the Company licensed the rights to the patent for a Method of Treating Lung Disease with Uridine Triphosphates which covers INS316 Diagnostic from UNC. In connection with this license agreement, the Company paid $65 in license initiation fees and issued 298 shares of common stock with an estimated value at the date of issuance of $36 or $0.12 per share and has agreed to make milestone payments totaling up to $1,000. As of December 31, 2003, the Company has paid $500 of these contingent milestones. A $10 license preservation payment was made during each of 2003 and 2002.

On September 1, 1998, the Company licensed the rights to the patents for a Method of Treating Cystic Fibrosis with Dinucleotides, a Method of Treating Bronchitis with Uridine Triphosphates and related compounds, and a Method of Treating Ciliary Dyskinesia with Uridine Triphosphates and related compounds, which cover INS365 Respiratory, from UNC. In connection with this license agreement, the Company paid $15 in license initiation fees and issued 29 shares of common stock with an estimated value at the date of issuance of $90 or $3.15 per share and has agreed to pay milestone payments totaling $160. The Company made license preservation payments of $5 during each of 2003 and 2002.

In January 2002, the Company licensed the rights to the patent for Composition and Method for Initiating Platelet Aggregation from UNC. In connection with this license agreement, the Company paid $25 in license initiation fees and has agreed to pay milestone payments totaling $50.

If the Company fails to meet performance milestones relating to the timing of regulatory filings or pay the minimum annual payments under its respective UNC licenses, UNC may terminate the applicable license.

In connection with the license agreements with UNC, the Company has agreed to pay royalties based on net sales of certain Licensed Products (as defined in the license agreements).

The Company enters into sponsored research and development and clinical trial agreements with UNC on an annual basis whereby direct and indirect costs, as defined, are reimbursed by the Company.

11. Debt and other Commitments

The Company is obligated under master capital lease agreements for furniture, equipment, and computers, for which the underlying furniture, equipment and computers serve as collateral. The lease terms under these master lease agreements expire between 30 to 48 months from the date of inception and have interest rates ranging from 7.5% to 13.9%. The Company also has operating leases for vehicles, facilities and office equipment that extend through January 2009 and are subject to voluntary renewal options.

In addition, the vehicle lease agreement requires the Company to maintain a Standby Letter of Credit in the amount of $515 during the term of the lease for which an equivalent amount of the Company's cash and investments are held in a restricted account. The vehicle lease agreement also requires the vehicles under lease serve as collateral for the obligation. Maintenance of the Standby Letter of Credit is subject to an annual review and, when necessary, the amount is subject to adjustment based on the obligation outstanding and the Company's financial position and operating results.

On August 25, 2003, the Company entered into a short-term financing agreement with a financial institution to finance certain insurance policy premiums, whereby $619 was financed for nine months at an annual percentage rate of 3.75%.

Facility rent expense for operating leases during 2003, 2002 and 2001 was $363, $376 and $319, respectively.

Future minimum lease payments under capital and non-cancelable operating leases with remaining lease payments as of December 31, 2003 are as follows:

Year Ending December 31,	Capital Leases	Operating Leases
2004	$365	$ 810
2005	179	772
2006	179	690
2007	179	445
Thereafter	15	9
Total minimum lease payments	917	$2,726
Less amount representing interest	123	
Present value of net minimum capital lease payments	794	
Less current portion of capital lease obligations	312	
Capital lease obligations, excluding current portion	$482	

The carrying value of the Company's capital lease obligations and other debt obligations at December 31, 2003 and 2002 approximate their fair value as the interest rates on these obligations approximate rates available in the financial market at such dates.

The Company enters into contractual commitments or purchase arrangements with various clinical research organizations, manufacturers of active pharmaceutical ingredients and drug product and others. The amount of these financial commitments totaled approximately $2,103 at December 31, 2003. In addition, the Company has other contractual commitments outside of drug development under arrangements which totaled approximately $1,920 at December 31, 2003. These amounts may vary dependent upon the results of underlying studies, the completion of studies and/or projects and certain other variable components that may yield a result that differs from management's estimate. As of December 31, 2003, the Company's existing license, collaboration and sponsored research agreements require future cash payments upon the achievement of future milestones. In the aggregate, these agreements require payments of up to $12,360 assuming the achievement of all development milestones, up to $4,000 assuming the achievement of all sales milestones and up to $200 assuming the achievement of all research milestones. Amounts payable by the Company under these agreements are uncertain and are contingent on a number of factors, including the progress of its discovery and drug development programs, its ability to obtain regulatory approvals, and the commercial success of its approved products. Additionally, the Company is obligated to pay royalties on net sales, if any, of certain product candidates currently in its portfolio. Some of the Company's license agreements require minimum annual license preservation fees.

12. Employee Benefit Plan

The Company has adopted a 401(k) Profit Sharing Plan ("the 401(k) Plan") covering all qualified employees on August 1, 1995. Participants may elect a salary reduction of 1% to the IRS allowed maximum as a tax-deferred contribution to the 401(k) Plan. The 401(k) Plan permits discretionary employer contributions. If employer discretionary contributions are implemented, participants will begin vesting 100% immediately in such contributions.

In 2003, 2002 and 2001 the Company elected a safe harbor contribution at 3.0% of annual compensation. These safe harbor contributions total $231, $149 and $147 for the years ended December 31, 2003, 2002 and 2001. All Company safe harbor contributions vest 100% immediately.

13. Quarterly Financial Data (unaudited)

2003	**First**	**Second**	**Third**	**Fourth**	**Total**
Revenue	**$ 1,100**	**$ 4,100**	**$ —**	**$ —**	**$ 5,200**
Net loss available to common stockholders	**(7,747)**	**(6,618)**	**(7,942)**	**(9,088)**	**(31,395)**
Net loss per common share—basic and diluted	**$ (0.29)**	**$ (0.21)**	**$ (0.25)**	**$ (0.29)**	**$ (1.03)**

2002	First	Second	Third	Fourth	Total
Revenue	$ 1,083	$ 1,350	$ 1,350	$ 1,100	$ 4,883
Net loss available to common stockholders	(4,759)	(5,949)	(5,466)	(8,519)	(24,693)
Net loss per common share—basic and diluted	$ (0.18)	$ (0.24)	$ (0.21)	$ (0.33)	$ (0.96)

Common Stock Information

Our common stock has been traded on the Nasdaq National Market® under the symbol "ISPH" since August 3, 2000. The following table sets forth, for the calendar periods indicated, the range of high and low closing sale prices for our common stock on the Nasdaq National Market®:

2002	High	Low
First Quarter	$16.29	$ 2.01
Second Quarter	$ 4.50	$ 2.05
Third Quarter	$ 4.20	$ 2.86
Fourth Quarter	$ 9.79	$ 2.71

2003	**High**	**Low**
First Quarter	**$15.67**	**$ 9.26**
Second Quarter	**$16.15**	**$10.80**
Third Quarter	**$18.37**	**$10.66**
Fourth Quarter	**$21.16**	**$13.14**

As of January 30, 2004, there were 78 record stockholders and over 2,000 beneficial stockholders of our common stock. On January 30, 2004, the last sale price reported on the Nasdaq National Market® for our common stock was $13.00 per share.

We have not paid or declared dividends on our common stock since our inception and do not plan to pay dividends on our common stock in the foreseeable future. Any earnings that we may realize will be retained to finance our growth.

Corporate Information

Shareholder Information:

Contact Inspire at 919 941 9777 to obtain shareholder information and a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, free of charge.

Annual Meeting:

The Annual Meeting of Shareholders will be held on Thursday, June 10, 2004 at 9:00 am Eastern time at the North Carolina Biotechnology Center, Research Triangle Park, NC
Shareholders are cordially invited to attend.

Independent Accountants:

PricewaterhouseCoopers LLP
150 Fayetteville Street Mall
Suite 2300
Raleigh, NC 27601
919 755 3000

Corporate Counsel:

Reed Smith LLP
Princeton Forrestal Village
Suite 250
136 Main Street
Princeton, NJ 08543

Corporate Information:

Inspire Pharmaceuticals, Inc.
4222 Emperor Boulevard, Suite 200
Durham, NC 27703
www.inspirepharm.com
919 941 9777
Fax 919 941 9797

Securities Information:

Exchange: Nasdaq National Market®
Symbol: ISPH

Transfer Agent:

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO 80401

Board of Directors:

W. Leigh Thompson, M.D., Ph.D., D.Sc.
Chairman
Chief Executive Officer of
Profound Quality Resources, Ltd.

William R. Ringo, Jr.
Chairman, Intermune, Inc.
Retired Eli Lilly and Company Executive

Christy L. Shaffer, Ph.D.
Chief Executive Officer
Inspire Pharmaceuticals, Inc.

Gregory J. Mossinghoff
President
Inspire Pharmaceuticals, Inc.

Kip A. Frey
Professor of the Practice of
Entrepreneurial Management
and Law, Duke University

Gary D. Novack, Ph.D.
President
Pharma•Logic Development, Inc.

Kenneth B. Lee, Jr.
General Partner
BioVista Capital, LLC

Emeritus Board Observer:

Richard C. Boucher, M.D.
William R. Kenan Professor of Medicine, and Director of the Cystic Fibrosis/ Pulmonary Research and Treatment Center at the University of North Carolina at Chapel Hill School of Medicine

Corporate Officers:

Christy L. Shaffer, Ph.D.
Chief Executive Officer

Gregory J. Mossinghoff
President

Donald J. Kellerman, Pharm.D.
Senior Vice President, Development

Benjamin R. Yerxa, Ph.D.
Senior Vice President, Discovery

Richard M. Evans, Ph.D.
Vice President
Pharmaceutical Development

Mary B. Bennett
Senior Vice President
Operations and Communications

Joseph K. Schachle
Senior Vice President
Marketing and Sales

Thomas R. Staab, II
Chief Financial Officer and Treasurer



Board of Directors:
Left to right seated: Christy L. Shaffer, Ph.D., W. Leigh Thompson, M.D., Ph.D., D.Sc., Gregory J. Mossinghoff. Left to right standing: William R. Ringo, Jr., Kip A. Frey, Gary D. Novack, Ph.D., Richard C. Boucher, M.D., Kenneth B. Lee, Jr.



Management Team:
Left to right seated: Christy L. Shaffer, Ph.D., Gregory J. Mossinghoff. Left to right standing: Joseph K. Schachle, Benjamin R.Yerxa, Ph.D., Donald J. Kellerman, Pharm.D., Mary B. Bennett, Thomas R. Staab, II, Richard M. Evans, Ph.D.


INSPIRE
PHARMACEUTICALS, INC.

4222 Emperor Boulevard, Suite 200
Durham, NC 27703
919 941 9777

www.inspirepharm.com